

Mail Stop 4631

August 11, 2017

Baxter Koehn
Chief Executive Officer
Eternelle Skincare Products Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

> **Re: Eternelle Skincare Products Inc.**
> **Form 10-12G**
> **Filed July 28, 2017**
> **File No. 000-53230**

Dear Mr. Koehn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to disclose that you will become subject to all of the reporting requirements of the Exchange Act after 60 days from the day this registration statement was filed with the Securities and Exchange Commission. For guidance please refer to our Compliance and Disclosure Interpretations, Exchange Act Sections, Questions 116.04 and 116.06, available on our website.

Cover Page

2. Please revise your cover page to comply with the requirements of Form 10. In that regard, because you are registering your common stock under Section 12(g) of the Exchange Act and not Section 12(b), please remove the disclosure on the cover page that

your common stock will be registered. You are not currently registered on an exchange. Please revise the cover page accordingly.

Business, page 1

3. We note that your disclosures imply that you have already produced products and have engaged a manufacturer. Please revise your disclosures to clarify the activities that you have engaged in versus the activities that you plan to engage in. For example, on page 1 you disclose:
    - that you are using internationally recognized experts; and
    - that the manufacturer offers custom product formulation.

4. We note your response to comment 5 of our letter and your disclosure that the manufacturer sources the raw materials and blends them according to your custom specifications. Please revise to discuss the raw materials you anticipate including your products and the availability of such raw materials.

5. We note that you intend to outsource most of your business activities including the production of your products to a manufacturer, who will also provide fulfillment network, customer service and deliver your products. Please revise your disclosures to clarify what business activities will be performed internally by you and those activities that will be outsourced to third parties.

Plan of Operations

6. We note your disclosure that you have not yet engaged a manufacturer. Please revise this section to include the related milestone for engaging a manufacturer and any other milestone for the next twelve months.

Security Ownership of Certain Beneficial Owners and Management, page 6

7. Please update as of the most recent practicable date.

Directors and Executive Officers, page 7

8. We note your response to comment 11 and we re-issue the comment. Please expand the discussion of your directors and executive officers to disclose the dates of each person's principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction